Filed pursuant to Rule 424(b)(3)
Registration No. 333-111590
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 6, 2004)
ROYAL GOLD, INC.
216,642 SHARES OF COMMON STOCK
     We are issuing 216,642 shares of our common stock, par value $0.01 per share (“Common Stock”), to IAMGOLD Corporation (“IAMGOLD”)and Repadre International Corporation (“Repadre”) in connection with our acquisition from IAMGOLD and Repadre of their issued and outstanding beneficially owned shares of common stock of Battle Mountain Gold Exploration Corp. (“Battle Mountain”), par value $0.001 per share.
     We will pay all expenses of the issuance of the Common Stock. We will not pay underwriting discounts, commissions or finder’s fees in connection with issuing these shares.
     Our Common Stock is traded on the NASDAQ Global Select Market under the symbol “RGLD.” The last reported sale price of our Common Stock on the NASDAQ Global Select Market on August 31, 2007 was $27.76 per share. Our Common Stock is also traded on the Toronto Stock Exchange under the symbol “RGL.”

     Investing in our Common Stock involves risks. See “Risk Factors” beginning on page S-9.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     The date of this prospectus supplement is September 4, 2007.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. Information in this prospectus supplement updates and modifies the information in the accompanying prospectus.

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT
     This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-4 (File No. 333-111590), as amended, that we filed with the Securities and Exchange Commission (“SEC”) and that was declared effective on July 6, 2004.
     This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of Common Stock and also adds, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the prospectus, which gives more general information, some of which may not apply to this offering of Common Stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Where You Can Find More Information” on page S-20 of this prospectus supplement before investing in our Common Stock.
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
     This prospectus supplement, the related prospectus and the documents incorporated herein by reference contain or may contain certain forward-looking statements and information relating to us that are based on our beliefs and assumptions as well as information currently available to management. Additional written or oral forward-looking statements may be made by Royal Gold from time to time in filings with the SEC or otherwise. The words “believe,” “estimate,” “expect,” “anticipate,” and “project” and similar expressions are intended to identify forward-looking statements, which speak only as of the date the statement is made. These statements are included or incorporated by reference in this prospectus supplement. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Such forward-looking statements include statements regarding projected production and reserves from feasibility studies or received from the operators of our royalty properties. In addition to other factors described elsewhere in this prospectus supplement, factors that could cause actual results to differ materially from these forward-looking statements include, among others:
•	changes in gold and other metals prices;

•	the performance of our producing royalty properties;

•	decisions and activities of the operators of our royalty properties;

•	the ability of operators to bring projects into production and operate in accordance with feasibility studies;

•	unanticipated grade and geological, metallurgical, processing or other problems at our royalty properties;

•	changes in project parameters as plans of the operators are refined;

•	changes in estimates of reserves and mineralization by the operators of our royalty properties;

•	economic and market conditions;

•	future financial needs;

•	foreign, federal or state legislation governing us or the operators;

•	the availability of royalties for acquisition or other acquisition opportunities and the availability of debt or equity financing necessary to complete such acquisitions;

•	our ability to make accurate assumptions regarding the valuation, timing and amount of royalty payments when making acquisitions; and

•	risks associated with conducting business in foreign countries, including application of foreign laws to contract and other disputes, environmental laws and enforcement and uncertain political and economic environments.
     Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus supplement, including those set forth in “Risk Factors,” describe factors, among others, that could contribute to or cause such differences. We disclaim any obligation to update any forward-looking statement made herein. Readers are cautioned not to put undue reliance on forward-looking statements.

PROSPECTUS SUPPLEMENT SUMMARY
     This summary highlights selected information about us. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us you should read carefully this entire prospectus supplement and the related prospectus, including the “Risk Factors” section and the other documents we refer to and incorporate by reference. Unless otherwise indicated, “we,” “us,” “our,” or “Royal Gold” refer to Royal Gold, Inc. and its subsidiaries.
Royal Gold, Inc.
     We, together with our subsidiaries, are engaged in the business of acquisition and management of precious metals royalties. Royalties are passive, (non-operating) interests in mining projects that provide the right to revenue or production from the project after deducting specified costs, if any. Our principal producing mining property interests are as follows:
•	four royalty interests at the Pipeline Mining Complex, located in Nevada and operated by the Cortez Joint Venture, a joint venture between Barrick Gold Corporation (“Barrick”) (60%) and Kennecott Explorations (Australia) Ltd. (40%), a subsidiary of Rio Tinto plc;

•	a royalty interest on the Robinson mine, located in eastern Nevada and operated by a subsidiary of Quadra Mining Ltd. (“Quadra”);

•	a royalty interest on the SJ Claims, covering portions of the Betze-Post mine, located in Nevada and operated by a subsidiary of Barrick;

•	a royalty interest on the Leeville Mining Complex, located in Nevada and operated by a subsidiary of Newmont Mining Corporation (“Newmont”);

•	a variable royalty interest in the Troy underground silver and copper mine, located in Montana and operated by Revett Silver Company (“Revett”);

•	a royalty interest on the Bald Mountain mine, located in Nevada and operated by a subsidiary of Barrick;

•	a royalty interest on the Mulatos mine, located in Sonora, Mexico, and operated by a subsidiary of Alamos Gold, Inc. (“Alamos”); and

•	a royalty interest on a number of properties in Santa Cruz Province, Argentina, including the Martha silver mine, operated by a subsidiary of Coeur d’Alene Mines Corporation (“Coeur”).
     During the fiscal year ended June 30, 2007, we generated royalty revenues of approximately $48.4 million, including approximately $21.49 million from the Pipeline Mining Complex, representing approximately 44% of our total revenues for that period. In addition, we generated royalty revenues of approximately $12.58 million from the Robinson mine, approximately $5.46 million from the SJ Claims at the Betze-Post mine, approximately $2.66 million from the Leeville Mining Complex, approximately $3.07 million from the Troy mine, approximately $1.28 million from the Bald Mountain mine, approximately $1.01 million from the Mulatos mine and approximately $714,000 from the Martha mine.
The Transaction
     On September 4, 2007, Royal Gold acquired from IAMGOLD and Repadre all of their issued and outstanding beneficially owned shares of common stock of Battle Mountain. Royal Gold is issuing 216,642 shares of Common Stock and paying cash in lieu of fractional shares to IAMGOLD and Repadre in connection with the acquisition. See “Recent Developments —Proposed Acquisition of Battle Mountain Gold Exploration Corp.” and “The Transaction.”

Royal Gold Business Model
         The key elements of our business model are set out below:
     1. Lower-Risk Exposure to Gold through Royalty Ownership. We have established our business model based on the premise that an attractive means to invest in gold and precious metals is to acquire and hold royalty interests in gold properties rather than engage in mining operations. By holding royalties, we are rewarded when metal prices rise or reserves are increased on a property and our risks are reduced, because we are not required to contribute to capital costs, exploration costs, environmental costs or most operating costs of mines where we hold our royalty interests. Operating risk is further reduced by our portfolio of several active royalties with different operating companies over multiple geographies.
     2. Financial Flexibility. Our financial position and share liquidity allow us the opportunity to compete for and close acquisitions of royalties by means of a purchase or by providing financing.
     3. Acquisition of Royalties on Major Developed or Undeveloped Mines. We actively seek royalties on existing and planned mines and believe there are substantial benefits to holding royalties on properties with significant reserves that represent long-lived assets.
     4. Industry Relationships and Experience. We rely on our experienced management team to identify opportunities and structure creative approaches to acquire royalty interests. Our management team includes senior executives with many years of industry experience in geology, mine operations, metallurgy, mining law and mining and financing transactions. Our management team maintains personal relationships throughout the industry, from major mining companies to exploration companies, landowners and prospectors, giving us an excellent platform to identify, target and obtain royalty interests.
     5. Royalty Evaluation Criteria. We utilize a series of technical, business and legal criteria as we evaluate potential royalty acquisitions. Among the factors we consider are: our analysis of the quality of the asset, reputation of the operator, country risks, timing of anticipated production, potential for reserve growth and overall size and likely duration of the project. We rely both on our own management expertise and on that of consultants to evaluate mining properties and reserves as we value royalties for acquisition. We believe our systematic evaluation of royalties combined with our experience provides us a competitive advantage in acquiring royalties.
     6. Significant Holdings in Nevada with Exposure Throughout the World. We believe that the historical record of successful gold mining in Nevada makes it an attractive region in which to seek royalties, and the majority of our producing royalties are in Nevada. We also believe that it is important to have exposure to royalties in other parts of the world, and we currently have royalties on properties in California and Montana in the United States and in Argentina, Chile, Russia, Burkina Faso, Mexico and Finland. In addition, in the last two years we have evaluated royalty opportunities in Canada, Central America, Europe, Australia, other Republics of the former Soviet Union, Asia, Africa and South America.
Growth Strategy
         Our growth strategy includes the following:
     1. Build on Our Core Royalties. We have compiled a core group of royalties in leading mines and mining districts in Nevada, with our royalties on Barrick’s Pipeline Mining Complex, our royalty at Quadra’s Robinson mine, our royalty on the SJ Claims at Barrick’s Betze-Post mine and our royalty at Newmont’s Leeville Mining Complex. We have built on our initial Pipeline Mining Complex royalties through direct acquisitions of existing producing and non-producing royalties, by providing royalty financing and by entering into strategic exploration alliances.

     2. Pursue Strategic Acquisitions of High Quality Royalties. We have been opportunistic in acquiring high quality existing royalties on producing properties operated by experienced mining companies and properties in the pre-production stage. We acquired our royalties on the SJ Claims and Leeville Mining Complex property based on our relationships with the original prospectors who identified the prospects and where high quality operators, Newmont and Barrick, were in place. The Peñasquito and Pascua-Lama royalty transactions both represent acquisitions of pre-production stage properties operated by experienced mining companies, Goldcorp and Barrick, respectively. In addition, in April 2007, we entered into an Agreement and Plan of Merger to acquire 100% of the fully diluted shares of capital stock of Battle Mountain, which agreement was amended and restated in July 2007. See “Proposed Acquisition of Battle Mountain Gold Exploration Corp.” for further information. We provide individual and corporate royalty holders opportunities to monetize their royalty positions, which are often non-core assets of mining companies. Our purchases of royalties will continue to be important as we seek to continue to expand our royalty portfolio.
     3. Organic Growth through Reserve Replacement. We look for properties where we believe there is substantial potential for additional reserve growth. The Pipeline Mining Complex, Bald Mountain and the SJ Claims at Goldstrike represent examples of reserve additions to our royalty portfolio at no additional cost.
     4. Create Royalties on Development Projects. We seek to create royalties in early and development stage properties by providing financing to mining companies to conduct feasibility studies or develop their properties. We provide the cash investment needed by the operator to develop the mine in exchange for royalty interests on future production. Our royalties in Revett’s Troy Mine and the Taparko project in Burkina Faso, operated by High River Gold Mines Ltd. (“High River”), which we financed during our 2006 fiscal year in exchange for four royalty interests, are examples of this approach. We believe this financing approach provides us with a competitive advantage over traditional lenders in that the mining operator preserves equity, maintains full operational control of the project cash flows, and avoids the need to hedge and repay a loan.
     5. Early Stage Exploration and Exploration Alliances. Our business was built through successful exploration in Nevada, where we were involved in the discovery of the South Pipeline deposit, now part of the Pipeline Mining Complex. We seek to capture early stage royalty opportunities through acquiring exploration stage properties and by acquiring royalties on properties held by smaller, exploration-focused mining companies in Nevada and around the world in exchange for making a cash investment or joint venturing the exploration property. In these situations, we fund exploration activities to develop resources so they can ultimately be transferred to a mining company in exchange for a royalty interest. We hold royalty interests on various exploration properties. These properties are located in Nevada, California, Argentina, Russia and Finland.
Possible Acquisitions
     We are engaged in a continual review of opportunities to acquire existing royalties, to create new royalties through the financing or joint venture of mining projects or to acquire companies that hold royalties. We have used both cash and our Common Stock in our acquisitions and we may issue substantial additional amounts of Common Stock as consideration in acquisitions in the future. At the current time, we are evaluating or in discussions regarding a variety of different transactions that have varying likelihoods of being concluded. At this time, we cannot provide assurance that all or any of the possible transactions will be concluded successfully.
Our Producing Royalty Interests
     Our principal royalty interests are:
•	Pipeline Mining Complex: Four royalty interests at the Pipeline Mining Complex, located in Nevada and operated by Barrick, including the Pipeline, South Pipeline, GAP and Crossroads gold deposits. Our four royalty interests at the Pipeline Mining Complex are:
•	GSR1 – A sliding-scale gross smelter return (“GSR”) royalty that covers the current mine footprint, which includes the Pipeline and South Pipeline deposits and ranges from 0.4%, at a gold price below $210 per ounce, to 5.0% at a gold price of $470 per ounce or above;

•	GSR2 – A sliding-scale GSR royalty that covers areas outside the Pipeline and South Pipeline deposits and ranges from 0.72%, at a gold price below $210 per ounce, to 9.0% at a gold price of $470 per ounce or above;

•	GSR3 – A 0.71% fixed rate GSR royalty on the production covered by GSR1 and GSR2; and

•	NVR1 – A fixed rate 0.39% net value royalty (net of minority interest) on all production on the South Pipeline, Crossroads, and some of the GAP deposit, but not covering the Pipeline deposit.
•	Robinson: A 3.0% net smelter return (“NSR”) royalty on the Robinson mine, located in eastern Nevada and operated by a subsidiary of Quadra.

•	SJ Claims: A 0.9% NSR royalty on the SJ Claims, which covers a portion of the Betze-Post mine, at the Goldstrike operation, located in Nevada and operated by a subsidiary of Barrick.

•	Leeville Mining Complex: A 1.8% carried working interest, equal to a 1.8% NSR royalty, on the majority of the Leeville Mining Complex, located in Nevada and operated by a subsidiary of Newmont.

•	Troy: Two royalty interests on the Troy mine, located in northwestern Montana and operated by Revett:
•	A production payment equivalent to a 7.0% GSR royalty until either cumulative production of approximately 9.9 million ounces of silver and 84.6 million pounds of copper, or we receive $10.5 million in cumulative payments, whichever occurs first (as of June 30, 2007, we have received $5.5 million in cumulative payments); and

•	A GSR royalty which begins at 6.1% on any production in excess of 11.0 million ounces of silver and 94.1 million pounds of copper, and steps down to a 2.0% GSR royalty after cumulative production has exceeded 12.7 million ounces of silver and 108.2 million pounds of copper.
•	Bald Mountain: A 1.75% NSR royalty interest covering a portion of the Bald Mountain mine, which is located in White Pine County, Nevada and operated by a subsidiary of Barrick.

•	Mulatos: A sliding-scale NSR royalty on the Mulatos mine, located in Sonora, Mexico and operated by a subsidiary of Alamos. The sliding-scale NSR royalty, capped at two million ounces of gold production, ranges from 0.30% for gold prices below $300 per ounce up to a maximum rate of 1.50% for gold prices above $400 per ounce.

•	Martha: A 2.0% NSR royalty on a number of properties in Santa Cruz Province, Argentina, including the Martha mine, which is operated by a subsidiary of Coeur.
Our Development Stage Royalty Interests
We also own the following royalty interests that are currently in development stage and are not yet in production:
•	Peñasquito: A 2.0% NSR royalty interest on the Peñasquito project, located in the State of Zacatecas, Mexico and under development by Goldcorp.

•	Pascua-Lama: There are two royalty interests on the Pascua-Lama project located in Chile and under development by a subsidiary of Barrick:
•	A sliding-scale NSR royalty on gold derived from the Pascua-Lama project. The sliding-scale NSR royalty ranges from 0.16%, when the average quarterly gold price is $325 per ounce or less, to 1.08%, when the average quarterly gold price is $800 per ounce or more.

•	A 0.216% fixed-rate copper royalty that applies to Pascua-Lama copper reserves in Chile. This royalty does not take effect until after January 1, 2017.
•	Taparko: Four royalty interests on the Taparko project are:
•	TB-GSR1 – A production payment equivalent to a 15% GSR royalty on all gold produced from the Taparko project until either cumulative production of 804,420 ounces of gold is achieved or until we receive $35 million in cumulative payments;

•	TB-GSR2 – A production payment equivalent to a GSR sliding-scale royalty on all gold produced from the Taparko project. TB-GSR2 remains in force until the termination of TB-GSR1;

•	TB-GSR3 – A perpetual 2.0% GSR royalty on all gold contained in and produced from the Taparko project after the termination of TB-GSR1 and TB-GSR2; and

•	TB-MR1 – A 0.75% milling fee royalty on all gold, subject to annual caps, processed through the Taparko project processing facilities, that is mined from any area outside the Taparko project area.
Receipt of royalty revenue on the Taparko project is anticipated to commence in the third calendar quarter of 2007.
•	Gold Hill: A sliding-scale NSR royalty and unpatented mining claims on the Gold Hill deposit in Nye County, Nevada, controlled by Round Mountain Gold Corporation (“RMGC”), a joint venture between Kinross Gold Corporation (“Kinross”), the operator, and Barrick. The sliding-scale ranges from 1.0%, when the gold price is $350 per ounce or less, to 2.0% when the gold price is above $350 per ounce. Production on the Gold Hill deposit is expected to commence once permitting is completed and equipment from the Round Mountain open pit becomes available.
Our Exploration Stage Royalty Interests
     In addition, we own royalty interests in the following exploration stage projects. None of these exploration stage projects contains proven and probable reserves as of December 31, 2006.
•	A 5.0% NSR royalty interest on a portion of the Mule Canyon project, located in Lander County, Nevada;

•	A 16.5% net profits interest royalty on the Buckhorn South project, located in Eureka County, Nevada;

•	A 1.0% NSR royalty interest on the Simon Creek project, located in Eureka County, Nevada;

•	A 0.25% net value royalty interest on the Horse Mountain project, located in Lander County, Nevada;

•	A 1.5% net value royalty interest on the Ferris/Cooks Creek project, located in Lander County, Nevada;

•	A 0.5% NSR royalty interest on the Rye project, located in Pershing County, Nevada;

•	A 2.5% NSR royalty interest on the BSC project, located in Elko County, Nevada;

•	A 0.75% NSR royalty on a 67% interest (approximate) on the ICBM project, located in Lander County and Humboldt County, Nevada;

•	A 0.75% NSR royalty on the Long Peak project, located in Lander County, Nevada;

•	A 0.75% NSR royalty on the Dixie Flats project, located in Elko County, Nevada;

•	A 1.0% NSR royalty interest on the Long Valley project, located in Mono County, California;

•	A 2.0% NSR royalty on a number of exploration properties in Santa Cruz Province, Argentina;

•	A 1.0% NSR royalty on the Svetloye project in eastern Russia;

•	A 2.0% NSR royalty on the Kettukuusikko property located in Lapland, Finland;

•	A 2.0% NSR royalty on the Nieves property in Zacatecas, Mexico; and

•	A 2.0% NSR royalty on the San Jeronimo property in Zacatecas, Mexico.
Corporate Information
     We were incorporated under the laws of the State of Delaware on January 5, 1981. Our executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202, and our telephone number is (303) 573-1660. Our website address is www.royalgold.com. The information available on or through our website is not part of this prospectus supplement or the accompanying prospectus.

RISK FACTORS
     An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement, before making an investment decision. Our business, financial condition, results of operations and cash flows could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus supplement, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.
Risks Related to Our Business
Our revenues are largely dependent on a single property.
     For the fiscal year ended June 30, 2007, approximately 44% of our revenues were derived from royalties from the Pipeline Mining Complex, compared to approximately 59% derived from the Pipeline Mining Complex for the fiscal year ended June 30, 2006. We expect that revenue from our royalties on the Pipeline Mining Complex will continue to be a significant, though less dominant, contributor to our revenue in future periods. The Pipeline Mining Complex will continue to be material to our results of operations.
We own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are operated in our best interest.
     All of our current revenue is derived from royalties on properties operated by third parties. The holder of a royalty interest typically has no authority regarding development or operation of a mineral property. Therefore, we are not in control of basic decisions regarding development or operation of any of the properties in which we hold a royalty interest, and we have limited or no legal rights to influence those decisions.
     Our strategy of having others operate properties in which we retain a royalty or other passive interest puts us generally at risk to the decisions of others regarding all basic operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations, among others. These decisions may be motivated by the best interests of the operator rather than to maximize royalties. Although we attempt to secure contractual rights that will permit us to protect our interests, there can be no assurance that such rights will always be available or sufficient, or that our efforts will be successful in achieving timely or favorable results or in affecting the operations of the properties in which we have royalty interests in ways that would be beneficial to our stockholders.
Volatility in gold and other metal prices may have an adverse impact on the value of our royalty interests and reduce our royalty revenues.
     The profitability of our royalty interests and exploration properties is directly related to the market price of gold and, to a lesser degree, other metal prices. The market price of each metal fluctuates widely and is affected by numerous factors beyond the control of any mining company. These factors include metal supply, industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by metal producers, global or regional political, economic or banking crises, and a number of other factors. If the market price of gold, or certain other metals, should drop, our royalty revenues would also drop. Our sliding-scale GSR1 royalty at the Pipeline Mining Complex amplifies this. When the gold price falls below the steps in the sliding-scale GSR1 royalty, we receive a lower royalty rate on production. In addition, if gold and certain other metal prices drop dramatically, we might not be able to recover our investment in royalty interests or properties. The selection of a royalty investment or of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine, and can eliminate or have a material adverse impact on the value of royalty interests.
     The volatility in gold prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the high and low prices in U.S. dollars per ounce of gold, based on the London P.M. fix.
Gold Price Per Ounce ($)

Year	High	Low
1998	313	273
1999	326	253
2000	312	263
2001	293	256
2002	349	278
2003	416	320
2004	454	375
2005	537	411
2006	725	525
2007 (through August 31, 2007)	691	608
     The volatility in silver prices is illustrated by the following table which sets forth, for the periods indicated (calendar year), the high and low prices in U.S. dollars per ounce of silver, based on the London P.M. fix.
Silver Price Per Ounce ($)

Year	High	Low
1998	7.81	4.69
1999	5.75	4.88
2000	5.45	4.57
2001	4.82	4.07
2002	5.10	4.24
2003	5.97	4.37
2004	8.29	5.50
2005	9.23	6.39
2006	14.94	8.83
2007 (through August 31, 2007)	14.58	11.67
The volatility in copper prices is illustrated by the following table, which sets forth, for the periods indicated (calendar year), the high and low prices in U.S. dollars per pound of copper, based on the London Metal Exchange cash settlement price for copper Grade A.
Copper Price Per Pound ($)

Year	High	Low
1998	0.82	0.67
1999	0.80	0.63
2000	0.89	0.76
2001	0.81	0.62
2002	0.75	0.67
2003	1.00	0.72
2004	1.43	1.10
2005	2.08	1.44
2006	3.65	2.15
2007 (through August 31, 2007)	3.73	2.37

We depend on the services of our President and Chief Executive Officer, our Executive Chairman and other key employees.
     We believe that our success depends on the continued service of our key executive management personnel. Currently, Tony Jensen is serving as President and Chief Executive Officer and Stanley Dempsey is serving as our Executive Chairman. Mr. Jensen has extensive experience in mining operations. Mr. Dempsey’s knowledge of the legal and commercial aspects of royalties and his extensive contacts within the mining industry give us an important competitive advantage. Loss of the services of Mr. Jensen, Mr. Dempsey or other key employees could jeopardize our ability to maintain our competitive position in the industry. We currently do not have key person life insurance for any of our officers or directors.
Our revenues are subject to operational risks of the mining industry.
     Although we are not required to pay capital costs or most operating costs, our financial results are subject to hazards and risks normally associated with developing and operating mining properties, both for the properties where we have exploration alliances or indirectly for properties operated by others where we hold royalty interests. These risks include:
•	insufficient ore reserves;

•	fluctuations in production costs by the operators or third parties that may make mining of ore uneconomic or impact the amount of reserves;

•	declines in the price of gold and other metal prices;

•	significant environmental and other regulatory restrictions;

•	labor disputes;

•	geological problems;

•	pit walls or tailings dam failures;

•	natural catastrophes such as floods or earthquakes; and

•	the risk of injury to persons, property or the environment.
     Operating cost increases can have a negative effect on the value of and income from our royalty interests, by potentially causing an operator to curtail, delay, or close operations at a mine site.
Estimates of reserves and mineralization by the operators of mines in which we have royalty interests are subject to significant revision.
     There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond our control or that of the operators of mineral properties in which we have a royalty interest. Reserve estimates on our royalty interests are prepared by the operators of the mining properties. We do not participate in the preparation or verification of such reports and have not independently assessed or verified the accuracy of such information. The estimation of reserves and of other mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate, may cause revision of such estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated. Assumptions about gold and other precious metal prices are subject to great uncertainty and such prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.
Estimates of production by the operators of mines in which we have royalty interests are subject to change.
     Production estimates are prepared by the operators of the mining properties. There are numerous uncertainties inherent in estimating anticipated production attributable to our royalty interests, including many factors beyond our control or that of the operators of mineral properties in which we have royalty interests. We do not participate in the preparation or verification of production estimates and have not independently assessed or verified the accuracy of such information. The estimation of anticipated production is a subjective process and the accuracy of any such estimates is a function of the quality of available data, reliability of production history, variability in grade encountered, mechanical or other problems encountered and engineering and geological interpretation and operator judgment. Rates of production may be less than anticipated. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate may cause actual production to vary materially from such estimates.
We may be unable to successfully acquire additional royalty interests.
     Our future success depends upon our ability to acquire royalty interests at appropriate valuations, including through corporate acquisitions, to replace depleting reserves and to diversify our royalty portfolio. We anticipate that most of our revenues will be derived from royalty interests that we acquire or finance, rather than through exploration and development of properties. There can be no assurance that we will be able to identify and complete the acquisition of such royalty interests, or businesses that own desired royalty interests, at reasonable prices or on favorable terms. In addition, we face competition in the acquisition of royalty interests. If we are unable to successfully acquire additional royalties, the reserves on properties currently covered by our royalties will decline as existing reserves are mined. Furthermore, we may experience negative reactions from the financial markets, our collaborative partners and employees if we are unable to successfully complete acquisitions of royalty interests or businesses that own desired royalty interests. Each of these factors may adversely affect the trading price of our Common Stock or financial results and operations.
Acquired royalty interests may not produce anticipated royalty revenues.
     The royalty interests we acquire may not produce the anticipated royalty revenues. The success of our royalty acquisitions is based on our ability to make accurate assumptions regarding the valuation and timing and amount of royalty payments, particularly acquisitions of royalties on development stage properties. If the operator does not bring the property into production and operate in accordance with feasibility studies, acquired royalty interests may not yield royalty revenues or sufficient royalty revenues to be profitable. The Taparko project in Burkina Faso and the Peñasquito project in Mexico represent our largest development stage royalty acquisitions to date. In addition, our Pascua-Lama acquisition in Chile is in a pre-production stage. The failure of these projects to produce anticipated royalty revenues may materially and adversely affect our financial condition, results of operations and cash flows.
If the proposed acquisition of Battle Mountain is not completed, we will have incurred substantial costs that may adversely affect our financial results and operations and the price of our Common Stock.
     We have incurred and will continue to incur substantial costs in connection with the proposed acquisition of Battle Mountain. These costs are primarily associated with the fees of attorneys, accountants and financial advisors. If the merger is not completed for any reason, we will have incurred significant costs, including the diversion of management resources, for which we will have received little or no benefit. In addition, if the merger is not completed, we may experience negative reactions from the financial markets, as well as from our collaborative partners and employees. Each of these factors may adversely affect the trading price of our Common Stock or financial results and results of operations. The price of our Common Stock may also decline to the extent that the current market price of our Common Stock reflects a market assumption that the merger will be completed.

Anticipated federal legislation could decrease our royalty revenues.
     In recent years, the United States Congress has considered a number of proposed major revisions of the General Mining Law, which governs the creation and possession of mining claims and related activities on federal public lands in the United States. It is possible that another bill may be introduced in the Congress and it is possible that a new law could be enacted. If and when a new mining law is enacted, it might impose a royalty upon production of minerals from federal lands and might contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent new legislation may affect existing mining claims or operations, but it could raise the cost of mining operations, perhaps materially affecting operators and our royalty revenue.
     The effect of any revision of the General Mining Law on royalty interests in the United States cannot be determined conclusively until such revision, if any, is enacted. The majority of our royalty interests are on public lands. If a royalty, assessment, production tax, or other levy imposed on and measured by production is charged to the operator at the Pipeline Mining Complex, the amount of that charge would be deducted from gross proceeds for calculation of our GSR1, GSR2 and GSR3 royalties.
The mining industry is subject to significant environmental risks.
     Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations in the United States and abroad intended to ensure the protection of the environment are constantly changing and generally are becoming more restrictive and costly. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the companies within the mining industry, such as the operators of the mines in which we hold a royalty interest, at a reasonable price. If an operator is forced to incur significant costs to comply with environmental regulations or becomes subject to environmental restrictions that limit its ability to continue or expand operations, it could reduce our royalty revenues. To the extent that we become subject to environmental liabilities for the time period during which we were operating properties, the satisfaction of any liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition, results of operations and cash flows.
If title to properties are not properly maintained by the operators, our royalty revenues may be decreased.
     The validity of unpatented mining claims, which constitute a significant portion of the properties on which we hold royalties in the United States, is often uncertain and such validity is always subject to contest. Unpatented mining claims are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple. Because unpatented mining claims are self-initiated and self-maintained, they possess some unique vulnerabilities not associated with other types of property interests. It is impossible to ascertain the validity of unpatented mining claims from public real property records, and therefore it can be difficult or impossible to confirm that all of the requisite steps have been followed for location and maintenance of an unpatented mining claim. If title to unpatented mining claims included among our royalty properties is not properly maintained, our royalty revenues could be adversely affected.
Foreign operations are subject to many risks.
     Our foreign activities are subject to the risks normally associated with conducting business in foreign countries. This includes exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement, expropriation or nationalization of property, labor practices and disputes, and uncertain political and economic environments. There are also risks of war and civil disturbances, as well as other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Exploration licenses granted by some foreign countries do not include the right to mine. Each country has discretion in determining whether to grant a license to mine. If an operator cannot secure a mining license following exploration of a property, the value of our royalty interest would be negatively affected. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment, and taxation. We currently have interests in projects in Argentina, Burkina Faso, Finland, Mexico, Russia and Chile. We also evaluate precious metal royalty acquisitions or development opportunities in other parts of the world, including Canada, Central America, Europe, Australia, other Republics of the former Soviet Union, Asia, Africa and South America.
     We are also subject to the risks of operating in Burkina Faso, West Africa. Countries in the region have historically experienced periods of political uncertainty, exchange rate fluctuations, balance of payments and trade difficulties and problems associated with extreme poverty and unemployment. Any of these economic or political risks could adversely affect the Taparko project.
     Our operations in Mexico are subject to risks such as the effects of political developments and local unrest, and communal property issues. In the past, Mexico has experienced prolonged periods of weak economic conditions characterized by exchange rate instability, increased inflation and negative economic growth, all of which could occur again in the future. Any of these risks could adversely affect the Mulatos mine and the Peñasquito project.
     We hold a royalty interest in an exploration property that is subject to the risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market, including extensive currency controls and potentially high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments. Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect.
     Our Martha royalty is subject to risks relating to operating in Argentina. Argentina, while currently economically and politically stable, has experienced political instability, currency fluctuations and changes in banking regulations in recent years. Future instability, currency value fluctuations or regulation changes could adversely affect our revenues from the Martha mine.
Risks Related to Our Common Stock
Our stock price may continue to be volatile and could decline.
     The market price of our Common Stock has fluctuated and may decline in the future. The high and low sale prices of our Common Stock were $20.50 and $12.30 in the fiscal year ended June 30, 2005, $41.66 and $18.74 in the fiscal year ended June 30, 2006 and $37.50 and $23.25 for the fiscal year ended June 30, 2007. The fluctuation of the market price of our Common Stock has been affected by many factors that are beyond our control, including:
•	market prices of gold and other metals;

•	interest rates;

•	expectations regarding inflation;

•	ability of operators to produce precious metals and develop new reserves;

•	currency values;

•	general stock market conditions; and

•	global and regional political and economic conditions.

We may change our dividend policy.
     We have paid a cash dividend on our Common Stock for each fiscal year beginning in fiscal year 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors, including prevailing gold prices, economic market conditions, and funding requirements for future opportunities or operations. If our board of directors declines to declare dividends in the future, or reduces the current dividend level, our stock price could fall, and the success of an investment in our Common Stock would depend solely upon any future stock price appreciation in value.
Certain anti-takeover provisions could delay or prevent a third party from acquiring us.
     Provisions in our Certificate of Incorporation may make it more difficult for third parties to acquire control of us or to remove our management. Some of these provisions:
•	Permit our board of directors to issue preferred stock that has rights senior to the Common Stock without stockholder approval; and

•	Provide for three classes of directors serving staggered, three-year terms.
     We are also subject to the business combination provisions of Delaware law that could delay, deter, or prevent a change in control. In addition, we have adopted a Stockholder’s Rights Plan that imposes significant penalties upon a person or group that acquires 15% or more of our outstanding Common Stock without the approval of the board of directors. Any of these measures could prevent a third party from pursuing an acquisition of Royal Gold, even if stockholders believe the acquisition is in their best interests.

RECENT DEVELOPMENTS
Proposed Acquisition of Battle Mountain Gold Exploration Corp.
     On February 28, 2007, Battle Mountain accepted Royal Gold’s proposal to acquire 100% of the fully diluted shares of Battle Mountain for approximately 1.57 million shares of Royal Gold Common Stock in a merger transaction. On April 17, 2007, Battle Mountain, Royal Gold and Royal Battle Mountain, Inc., a wholly-owned subsidiary of Royal Gold entered into an Agreement and Plan of Merger, whereby Royal Battle Mountain would merge with and into Battle Mountain. On July 30, 2007, Battle Mountain, Royal Gold and Royal Battle Mountain, Inc. entered into an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"). In the merger, each outstanding share of Battle Mountain common stock would be converted into the right to receive, at the election of each Battle Mountain stockholder, either (i) between 0.0172 and 0.0179 shares of Royal Gold common stock to be determined at closing ("Stock Election") or (ii) approximately $0.55 in cash ("Cash Election"), in each case assuming 91,563,506 shares of Battle Mountain common stock will be issued and outstanding immediately prior to the effective time of the merger. The per share consideration, if a holder of Battle Mountain common stock makes a Stock Election, will be based on the average price per share of Royal Gold common stock as reported on the NASDAQ Global Select Market for the five trading day period up to and including the second business day preceding (but not including) the closing date of the merger transaction. If the average price is less than $29.00, the per share stock consideration will be determined based on an aggregate of 1,634,410 shares of Royal Gold common stock and the holders of shares of Battle Mountain common stock would receive 0.0179 shares of Royal Gold common stock for each share of Battle Mountain common stock. If the average price of Royal Gold common stock is $30.18 or above, the per share stock consideration will be determined based on an aggregate of 1,570,507 shares of Royal Gold common stock and the holders of shares of Battle Mountain common stock would receive 0.0172 shares of Royal Gold common stock for each share of Battle Mountain common stock. If the average price is greater than or equal to $29.00 but less than $30.18, the per share consideration for each share of Battle Mountain common stock would be proportionally adjusted based on the average price of Royal Gold common stock, using $47,397,901.26 as the aggregate purchase price. The per share consideration if a holder of Battle Mountain common stock makes a Cash Election will be based on a maximum of $50,359,928 as the aggregate purchase price. The stock consideration and cash consideration payable in the merger are subject to pro rata adjustment based on the number of issued and outstanding shares of Battle Mountain common stock immediately prior to the effective time of the merger and a potential reduction or holdback of approximately 0.0006 shares of Royal Gold common stock on a per share basis, in the case of a Stock Election, or approximately $0.017 on a per share basis, in the case of a Cash Election, based on the cost of settling certain Battle Mountain litigation.
     As a result of the option and support agreements, the bridge finance facility agreement and irrevocable proxies, as described below, as of August 31, 2007, Royal Gold beneficially owns 63,187,751 shares of Battle Mountain common stock, representing approximately 57.59% of the outstanding shares of Battle Mountain common stock. Shares of common stock beneficially owned include any shares of common stock underlying options, warrants and other convertible securities that are exercisable within 60 days of August 31, 2007 and is based on the number of issued and outstanding shares of common stock of Battle Mountain on July 27, 2007.
     The closing of the merger is subject to a number of conditions, including Royal Gold completing its due diligence investigation of Battle Mountain to its satisfaction, Battle Mountain’s stockholders approving the merger, and a registration statement relating to the shares of our Common Stock to be issued in connection with the merger becoming effective under the Securities Act. The Merger Agreement may be terminated, either before or after Battle Mountain stockholders’ approval of the Merger Agreement, under certain circumstances. If the Merger Agreement is terminated for various reasons, Royal Gold or Battle Mountain may have to pay the other party a termination fee of $1,000,000 plus certain expenses. If the Merger Agreement is terminated or the merger delayed because of Battle Mountain’s entertainment of a competing acquisition proposal, Battle Mountain enters into a definitive agreement with respect to a competing acquisition proposal, a tender offer or exchange offer is commenced and Battle Mountain’s board of directors supports such offer, or Battle Mountain’s acceptance of a superior proposal to Royal Gold’s proposal or certain other matters set forth in the Merger Agreement, then Battle Mountain has agreed to pay Royal Gold a termination fee of $2,500,000 plus certain expenses.
     In anticipation of the merger transaction, on March 5, 2007, Royal Gold obtained a binding support agreement and option to purchase from Mark Kucher, Chairman and Chief Executive Officer of Battle Mountain, his shares of common stock of Battle Mountain. The support agreement with Mr. Kucher also provides that Mr. Kucher will vote for and support the merger transaction. Royal Gold also obtained irrevocable proxies, dated July 27, 2007 from David Atkinson, Chief Financial Officer of Battle Mountain, and each of the non-employee directors of Battle Mountain, Robert Connochie, Anthony E. W. Crews, Brian M. Labadie and Christopher E. Herald, to vote in favor of the merger and against any proposal made in opposition to or in competition with the consummation of the merger. As a result of the support agreement with Mr. Kucher and the irrevocable proxies with Messrs. Atkinson, Connochie, Crews, Labadie and Herald, Royal Gold beneficially owns 22,124,192 shares of Battle Mountain common stock or 27.39% of the outstanding shares of Battle Mountain common stock (including options to acquire 1,400,000 shares of common stock and warrants to acquire 3,012,096 shares of common stock).
     Royal Gold also obtained a binding support agreement and option to purchase from IAMGOLD its shares of common stock of Battle Mountain, including shares of Battle Mountain common stock that IAMGOLD may acquire upon the conversion of a convertible debenture of Battle Mountain Gold (Canada) Inc., a subsidiary of Battle

Mountain. The outstanding principal and interest under the debenture is convertible for shares of Battle Mountain common stock at a conversion price of $0.50 per share, subject to adjustment as set forth in the debenture.
     On September 4, 2007, Royal Gold acquired from IAMGOLD and Repadre all of their issued and outstanding beneficially owned shares of common stock of Battle Mountain subject to the support agreement and option and from IAMGOLD the convertible debenture. See “The Transaction” for further information. As a result of the acquisition of the issued and outstanding shares of Battle Mountain common stock and the shares of Battle Mountain common stock that underlie the convertible debenture, Royal Gold beneficially owns 16,187,104 shares of Battle Mountain common stock or 20.12% of the outstanding shares of Battle Mountain common stock (including 4,084,164 shares of common stock issuable upon conversion of the debenture based on the outstanding principal and accrued interest as of August 31, 2007).
     On March 23, 2007, Royal Gold made a $13.91 million loan to Battle Mountain pursuant to an unsecured one year term non-convertible promissory note that accrued interest at a variable rate of LIBOR plus 3% per annum. On March 28, 2007, Royal Gold entered into a Bridge Finance Facility Agreement with Battle Mountain and BMGX (Barbados) Corporation, as borrowers, whereby Royal Gold agreed to make available to the borrowers a bridge facility of up to $20 million. On April 14, 2007, pursuant to the terms of the bridge facility, the maximum availability under the bridge facility was reduced to $15 million. Outstanding principal, interest and expenses under the bridge facility may be converted at Royal Gold’s option into Battle Mountain common stock, at a conversion price per share of $0.60 any time during the term of the bridge facility provided that Royal Gold provides notice of its election to convert on or before April 4, 2008. The bridge facility was amended on July 31, 2007 to extend the maturity date from March 28, 2008 to June 6, 2008. Interest on advances will accrue at the LIBOR plus 3% per annum. To secure their obligations under the bridge facility, the borrowers have granted to Royal Gold a security interest in most of their respective assets and Battle Mountain has pledged to Royal Gold its equity interests in its subsidiaries. In connection with the bridge facility, the unsecured one-year term non-convertible promissory note pursuant to which Royal Gold made the $13.91 million loan to Battle Mountain on March 23, 2007 was superceded by a secured promissory note issued under the bridge facility, with the $13.91 million loan constituting an advance under the bridge facility. On May 9, 2007, Royal Gold advanced an additional $600,000 to Battle Mountain pursuant to the bridge facility. As of July 31, 2007, principal in the amount of $14,514,552 was outstanding, with accrued and unpaid interest of $411,321. Based on the right to convert the outstanding principal and accrued interest under the bridge facility, Royal Gold beneficially owns approximately 24,876,455 shares of Battle Mountain common stock or 24.57% of the outstanding shares of Battle Mountain common stock.
     On March 28, 2007, Royal Gold and Battle Mountain entered into a Voting Limitation Agreement pursuant to which Royal Gold has agreed that if definitive documentation, or the Merger Agreement, for Royal Gold’s acquisition of Battle Mountain is executed (which occurred on April 17, 2007), then during the period of time commencing upon the termination of the definitive documentation, or the Merger Agreement, by Battle Mountain in accordance with its terms and the terms of the voting limitation agreement as a result of Battle Mountain’s receipt of a superior bona fide acquisition proposal before Battle Mountain’s shareholders have approved the acquisition by Royal Gold and ending upon the earlier to occur of the consummation or termination of the transaction underlying the superior proposal, Battle Mountain’s acceptance of any proposed modifications to the definitive documentation with Royal Gold such that the proposal previously considered to be superior is no longer superior, or Battle Mountain’s receipt of shareholder approval approving the acquisition by Royal Gold, Royal Gold will not vote more than 39.9% of the total number of shares of Battle Mountain’s shares of common stock entitled to vote in favor of its transaction with Battle Mountain or in opposition to a competing transaction; provided however that Royal Gold may vote any remaining shares of Battle Mountain common stock in a manner proportionate to the manner in which all common shareholders of Battle Mountain (other than IAMGOLD, Mark Kucher and Royal Gold) vote in respect of such a matter.
Underwritten Offering
     On April 9, 2007, we closed our underwritten public offering of 4,000,000 shares of Common Stock. The offering was conducted pursuant to our existing effective shelf registration filed on Form S-3 with the U.S. Securities and Exchange Commission. The offering was priced at $29.25 per share, and proceeds to Royal Gold from the offering, net of commission and expenses, were approximately $110.9 million. HSBC Securities (USA) Inc. acted as global coordinator for the offering with Merrill Lynch, Pierce, Fenner & Smith Incorporated, JP

Morgan, National Bank Financial, and UBS Investment Bank acted as co-managers. Royal Gold granted to the underwriters of the offering an option to purchase an additional 600,000 shares to cover over-allotments in the offering. On May 3, 2007, we sold 400,064 shares of our Common Stock in connection with the underwriters’ exercise of their over-allotment option. The underwriters’ option to purchase any additional shares expired on May 3, 2007. A portion of the net proceeds in the offering was used to repay the outstanding balance under Royal Gold’s revolving credit facility with HSBC Bank USA, National Association, while the remaining net proceeds are intended to be used to fund the acquisition and financing of additional royalty interests and for general corporate purposes.
THE TRANSACTION
     On September 4, 2007, Royal Gold acquired from IAMGOLD and Repadre all of their issued and outstanding beneficially owned shares of common stock of Battle Mountain. Royal Gold is issuing 216,642 shares of Common Stock and paying cash in lieu of fractional shares to IAMGOLD and Repadre in connection with its acquisition. Royal Gold obtained the option to purchase IAMGOLD’s beneficially owned shares of common stock of Battle Mountain in connection with Royal Gold’s proposal to acquire 100% of the fully diluted shares of capital stock of Battle Mountain. The option was exercised for 0.0179 shares of Common Stock per share of Battle Mountain common stock. On September 4, 2007, Royal Gold also acquired from IAMGOLD the convertible debenture of Battle Mountain Gold (Canada) Inc. for $2,242,082. See “Recent Developments – Proposed Acquisition of Battle Mountain Gold Exploration Corp.” for further information.
MARKET PRICE OF OUR COMMON STOCK
     Our Common Stock is quoted on the NASDAQ Global Select Market under the symbol “RGLD” and traded on the Toronto Stock Exchange under the symbol “RGL.” The following table sets forth, for each of the quarterly periods indicated, the range of high and low sales prices, in U.S. dollars, of our Common Stock on the NASDAQ Global Select Market.

	High	Low
Year Ended June 30, 2005
First Quarter	$17.11	$12.30
Second Quarter	19.03	14.95
Third Quarter	19.95	15.35
Fourth Quarter	20.50	15.99
Year Ended June 30, 2006
First Quarter	$30.20	$18.74
Second Quarter	35.69	20.95
Third Quarter	41.66	27.01
Fourth Quarter	37.50	23.00
Year Ended June 30, 2007
First Quarter	$31.82	$25.67
Second Quarter	37.50	24.12
Third Quarter	36.50	29.31
Fourth Quarter	30.87	23.25
Year Ending June 30, 2008
First Quarter (through August 31, 2007)	$32.50	$23.85
     On August 31, 2007, the closing sale price of our Common Stock as reported on the NASDAQ Global Select Market was $27.76 per share. On August 31, 2007, the number holders of our Common Stock of record was 712. The number of shares of Common Stock outstanding as of August 31, 2007 was 28,672,756 shares. This number excludes:
•	216,642 shares of Common Stock issuable to IAMGOLD and Repadre that are the subject of this prospectus supplement;

•	Up to 1,634,410 shares of Common Stock issuable to Battle Mountain stockholders in connection with Royal Gold’s acquisition of Battle Mountain;

•	577,964 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $17.54 per share, of which 440,780 shares of Common Stock are subject to options that are vested and immediately exercisable;

•	134,375 shares of restricted Common Stock, subject to achieving certain performance goals or continued service with us, outstanding under our 2004 Omnibus Long-Term Incentive Plan; and

•	316,567 shares of Common Stock reserved for future issuance under our equity compensation plans.
DIVIDEND HISTORY
     We have paid a cash dividend on our Common Stock for each fiscal year beginning in fiscal year 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors including prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations.
     For calendar year 2007, we announced an annual dividend of $0.26 per share of Common Stock, payable in four quarterly payments of $0.065 each. The first payment of $0.065 per share was made on January 19, 2007, to stockholders of record at the close of business on January 5, 2007. The second payment of $0.065 per share was made on April 20, 2007, to stockholders of record at the close of business on April 5, 2007. The third payment of $0.065 per share was made on July 20, 2007, to stockholders of record at the close of business on July 6, 2007. The fourth payment of $0.065 per share is payable on October 19, 2007, to stockholders of record at the close of business on October 5, 2007.
     For calendar year 2006, we paid an annual dividend of $0.22 per share of Common Stock, in four quarterly payments of $0.055 each. We paid the first payment of $0.055 per share on January 20, 2006, to stockholders of record at the close of business on January 6, 2006. We paid the second payment of $0.055 per share on April 21, 2006, to stockholders of record at the close of business on April 7, 2006. We paid the third payment of $0.055 on July 28, 2006, to stockholders of record at the close of business on July 7, 2006. We paid the fourth payment of $0.055 on October 20, 2006, to stockholders of record at the close of business on October 6, 2006.
     For calendar year 2005, we paid an annual dividend of $0.20 per share of Common Stock, in four quarterly payments of $0.05 each. We paid the first payment of $0.05 per share on January 21, 2005, to stockholders of record at the close of business on January 7, 2005. We paid the second payment of $0.05 per share on April 22, 2005, to stockholders of record at the close of business on April 8, 2005. We paid the third payment of $0.05 on July 22, 2005, to stockholders of record at the close of business on July 8, 2005. We paid the fourth payment of $0.05 on October 21, 2005, to stockholders of record at the close of business on October 7, 2005.
     We currently plan to pay a dividend on a calendar year basis, subject to the discretion of the board of directors. However, our board of directors may determine not to declare a dividend based on a number of factors including the gold price, economic and market conditions, and the financial needs of opportunities that might arise in the future.
LEGAL MATTERS
     The validity of the Common Stock to be offered hereby is being passed upon for us by Hogan & Hartson L.L.P., Denver, Colorado.
EXPERTS
     The consolidated financial statements of Royal Gold, Inc. and management’s assessment of the effectiveness of internal control over financial reporting of Royal Gold, Inc. (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended June 30, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed with the SEC under the Securities Act a registration statement on Form S-4. This prospectus supplement together with the related prospectus do not contain all of the information contained in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.
     Any statement made in this prospectus supplement or the related prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file at the following SEC public reference room:
Judiciary Plaza
100 F Street, NE, Room 1580,
Washington, DC 20549
     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the NASDAQ Global Select Market at 1735 K Street, NW, Washington, DC 20006.
INCORPORATION OF DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement and the related prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (except Current Reports on Form 8-K furnished rather than filed under Form 8-K), until the offering of our securities under this registration statement of which this prospectus supplement is a part is completed or withdrawn:
•	Royal Gold’s Annual Report on Form 10-K for the fiscal year ended June 30, 2007; and

•	Royal Gold’s Current Reports on Form 8-K or Form 8-K/A filed on July 2, 2007, July 24, 2007, July 31, 2007, August 2, 2007, August 9, 2007, August 29, 2007, August 31, 2007, and September 4, 2007.
     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus supplement. To request a copy of any or all of these documents, you should write or telephone us at: Investor Relations, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202 or (303) 573-1660.

PROSPECTUS

Royal Gold, Inc.

15,000,000 Shares of Common Stock

        This prospectus relates to 15,000,000 shares of common stock that may be offered and issued from time to time in connection with royalty acquisitions or acquisitions of other businesses, assets, properties or securities.

      The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired. We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. We do not expect to receive any cash proceeds from the sale of shares of common stock issued pursuant to this prospectus. We may be required to provide further information by means of a post-effective amendment to the registration statement or a supplement to this prospectus once we know the actual information concerning a specific acquisition.

      We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing these shares, although we may pay finder’s fees in specific acquisitions. Any person receiving a finder’s fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

      We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the acquisitions described above to use this prospectus to cover resales of those shares. See “Selling Stockholders” for the identity of any such individuals or entities.

      Royal Gold’s common stock is traded on the Nasdaq National Market under the symbol “RGLD.” On June 30, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $14.17 per share. Our common stock is also traded on The Toronto Stock Exchange under the symbol “RGL.”

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 3.

       Neither the Securities and Exchange Commission nor state securities regulators have approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 6, 2004.

      In this prospectus, we use the terms “Royal Gold,” “the Company,” “we,” “us” and “our” to refer to Royal Gold, Inc. and its subsidiaries.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement and the documents incorporated herein by reference contain certain forward-looking statements and information relating to us that are based on our beliefs and assumptions as well as information currently available to management. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the SEC or otherwise. The words “believe,” “estimate,” “expect,” “anticipate,” and “project” and similar expressions are intended to identify forward-looking statements, which speak only as of the date the statement is made. These statements are included or incorporated by reference in this prospectus. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but are not limited to, information regarding projected cash flows, reserves, mineralization, settlement of the Casmalia matter, planned levels of expenditures, and our belief that future growth will more likely occur as a result of acquisitions, rather than from exploration, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” describe factors, among others, that could contribute to or cause such differences.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supercede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (except current reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Items 9 or 12 of Form 8-K), until the offering of our securities under this registration statement is completed or withdrawn:

1. our Annual Report on Form 10-K for the fiscal year ended June 30, 2003, including those portions incorporated by reference therein of our definitive proxy material on Schedule 14A as filed with the SEC on October 14, 2003;

2. our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2003, December 31, 2004 and March 31, 2004;

3. our Current Reports on Form 8-K filed on September 4, 2003, December 1, 2003, December 29, 2003 and April 15, 2004;

4. our Current Report on Form 8-K/A filed on February 6, 2003.

5. the description of our common stock contained in our Registration Statement on Form S-1 (Registration No. 2-84642).

6. the description of our Series A Junior Participating Preferred Stock issuable under our rights agreement, as contained in our registration statement on Form 8-A, filed September 12, 1997; and

7. all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (except current reports on Form 8-K containing only Regulation FD or Regulation G disclosure furnished under Items 9 or 12 of Form 8-K) after the date of this prospectus and before the termination of the offering.

      We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: Stockholder Relations, Royal Gold, Inc., 1660 Wynkoop Street, Suite 1000, Denver, CO 80202, (303) 573-1660. To obtain timely delivery, you must request the information from us no later than five days before you must make your investment decision.

ii

SUMMARY

      This summary highlights selected information about our company. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us you should read carefully this entire prospectus, including the “Risk Factors‘ section and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information in this prospectus by reference.

THE COMPANY

      Royal Gold, Inc., together with its subsidiaries, is engaged in the business of acquisition and management of precious metals royalties.

      Royal Gold seeks to acquire existing royalties or to finance projects that are in production or near production in exchange for royalty interests. We also explore and develop properties thought to contain precious metals and seek to obtain royalty and other carried ownership interests in these properties through the subsequent transfer of operating interests to other mining companies. We expect that substantially all of our revenues are and will be derived from royalty interests. We do not conduct mining operations. During the 2003 fiscal year, we focused on the acquisition of royalty interests, rather than the creation of royalty interests through exploration. We expect that this emphasis on acquisition and royalty financing, rather than exploration, will continue in the future.

      Our principal mineral property interests are:

•	two sliding-scale gross smelter returns, or GSR, royalty interests;

•	one fixed GSR royalty interest; and

•	one net value royalty interest,

all relating to a mining complex known as the Pipeline Mining Complex, which includes the Pipeline and South Pipeline gold deposits, operated by the Cortez Joint Venture;

•	one 1.8% NSR royalty on the majority of the Leeville Project, which includes a portion of the Carlin East mine, operated by Newmont Mining Corporation; and

•	one 0.9% NSR royalty on the SJ Claims, which covers a portion of the Goldstrike mine operated by Barrick Gold Corporation.

      Our other producing royalty interests include a 1.75% NSR royalty interest covering a portion of the Bald Mountain mine, operated by Placer Dome U.S. Inc., and a 2% NSR royalty on a number of properties in Santa Cruz Province, Argentina, including the Martha mine, which is operated by Coeur d’Alene Mines Corporation.

      In addition, as of December 1, 2003, we own interests in the following exploration stage properties:

•	A 5% NSR royalty interest on a portion of the Mule Canyon project, located in Lander County, Nevada.

•	A 14% net profits interest royalty on the Buckhorn South project, located in Eureka County, Nevada.

•	A 1% NSR royalty interest on the Long Valley gold project, located in eastern California.

•	A 1% carried working interest, equal to a 1% NSR royalty, on possible production of precious metals on an exploration property in Russia.

•	A 2% NSR royalty on a number of exploration properties in Santa Cruz Province, Argentina, currently under evaluation by a joint venture, which includes Yamana Gold, Inc., Compania de Minas Buenaventura S.A.A. and Mauricio Hochschild S.A.C.

•	Royalty interests on five non-operating exploration projects in Nevada.

      In fiscal 2003, we generated royalty revenues of $13.9 million from the Pipeline Mining Complex, representing 88% of our total revenues. In addition, we generated royalty revenue of $0.4 million from the Leeville Project, $0.7 million from the SJ Claims, $0.7 million from the Bald Mountain mine, and $0.1 million from the Martha mine. The Leeville Project is an underground operation, currently under development by Newmont Mining Corporation. Newmont has announced its intention to initiate production at Leeville during the 4th quarter of calendar 2005. Current production on the Leeville Project ground is derived from the Carlin East deposit, also operated by Newmont.

      Royal Gold also provides, through two wholly-owned subsidiaries, Denver Mining Finance Company and Environmental Strategies, Inc., financial, operational, and environmental consulting services to the mining industry and to companies serving the mining industry. During fiscal 2003, 2002 and 2001, we did not generate material income from consulting services.

      Royal Gold was incorporated under the laws of the State of Delaware on January 5, 1981. Our executive offices are located at 1660 Wynkoop Street, Suite 1000, Denver, Colorado 80202, (303) 573-1660, and we maintain a web site at www.royalgold.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

RISK FACTORS

      An investment in our securities involves a high degree of risk. We urge you carefully to consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. We urge you also to consider the risks, uncertainties and assumptions discussed under the caption “Risk Factors” in our annual report on Form 10-K for the year ended June 30, 2003, which is incorporated by reference in this prospectus, which may be amended, supplemented or superceded from time to time by other reports we file with the SEC in the future. Additional risks, including those that relate to any particular securities that we will offer, will be included in the applicable prospectus supplement. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our securities could decline due to any of these risks. In addition, please read “Special Note About Forward-Looking Statements” in this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Our revenues are largely dependent on a single property.

      In fiscal 2003, 88% of our revenues were derived from royalties from the Pipeline Mining Complex. We expect that revenue from our royalties on the Pipeline Mining Complex will continue to account for most of our revenues in the near future. Our success is therefore dependent on the extent to which the Pipeline Mining Complex continues to be successful, and on the extent to which we are able to acquire or create other royalty interests.

We own passive interests in mining properties, and it is difficult or impossible for us to ensure properties are operated in our best interest.

      All of our current revenue is derived from royalties on properties operated by third parties. The holder of a royalty interest typically has no executive authority regarding development or operation of a mineral property. Therefore, we are not in control of basic decisions regarding development or operation of any of the properties in which we hold a royalty interest, and we have limited or no legal rights to influence those decisions.

      Our strategy of having others operate properties in which we retain a royalty or other passive interest puts us generally at risk to the decisions of others regarding all basic operating matters, including permitting, feasibility analysis, mine design and operation, processing, plant and equipment matters, and temporary or permanent suspension of operations, among others. These decisions may be motivated by the best interests of the operator rather than to maximize royalties. Although we attempt to secure contractual rights that will permit us to protect our interests, there can be no assurance that such rights will always be available or sufficient or that our efforts will be successful in achieving timely or favorable results or in affecting the operations of the properties in which we have royalty interests in ways that would be beneficial to our stockholders.

Decreases in prices of precious metals would reduce our royalty revenues.

      The profitability of precious metals mining operations (and thus the value of our royalty interests and exploration properties) is directly related to the market price of precious metals. The market prices of various precious metals fluctuate widely and are affected by numerous factors beyond the control of any mining company. These factors include industrial and jewelry fabrication demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold sales and loans by central banks, forward sales by gold producers, global or regional political, economic or banking crises, and a number of other factors. If the market price of precious metals should drop, our royalty revenues would also drop. Our sliding-scale GSR1 royalty amplifies this. When the gold price falls below the steps in the sliding-scale GSR1 royalty, we receive a lower royalty rate on production. In addition, if gold prices drop dramatically, we might not be able to recover our investment in royalty interests or properties. The selection of a royalty investment or of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can have a material adverse effect on the economics of a mine, and can eliminate or have a material adverse impact on the value of royalty interests.

      The volatility in gold prices is illustrated by the following table, which sets forth, for the periods indicated, the high and low prices in U.S. dollars per ounce of gold, based on the London PM fix.

	Gold Price
	Per Ounce($)

Year	High	Low

1997	$367	$283
1998	313	273
1999	326	253
2000	313	264
2001	293	256
2002	349	278
2003	400	320
January 1-June 30, 2004	427	375

We depend on the services of our Chairman, Chief Executive Officer and President and other key employees.

      We believe that our success depends on the continued service of our key executive management personnel. Currently, Stanley Dempsey is serving as chief executive officer and chairman of the board of directors, and Tony Jensen is serving as President. Mr. Dempsey’s knowledge of the legal and commercial aspects of royalties and his extensive contacts within the mining industry give us an important competitive advantage. Mr. Jensen’s experience in operations that pay royalties is extensive. Loss of the services of Mr. Dempsey, Mr. Jensen or other key employees could jeopardize our ability to maintain our competitive position in the industry. We currently do not have key person life insurance for any of our officers or directors.

We are subject to operational risks of the mining industry.

      Although we are not required to pay operating costs, our financial results are subject to all of the hazards and risks normally associated with developing and operating mining properties, both for the properties where we are exploring or indirectly for properties operated by others where we hold royalty interests. These risks include:

•	insufficient ore reserves,

•	fluctuations in production costs that may make mining of ore uneconomic;

•	declines in the price of gold; significant environmental and other regulatory restrictions;

•	labor disputes;

•	geological problems;

•	pit walls or tailings dam failures;

•	natural catastrophes such as floods or earthquakes; and

•	the risk of injury to persons, property or the environment.

      Operating cost increases can have a negative effect on the value of and income from our royalty interests, and may cause an operator to curtail, delay or close operations at a mine site.

Estimates of reserves and mineralization by the operators of mines in which we have royalty interests may be incorrect.

      There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond our control or that of the operators of mineral properties in which we have a royalty interest. Reserve estimates on our royalty interests are prepared by the operators of the mining properties, and we do not participate in the preparation of such reports. The estimation of reserves and of other mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production, and the evaluation of mine plans subsequent to the date of any estimate may cause revision of such estimates. The volume and grade of reserves recovered and rates of production may be less than anticipated. Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades may materially and adversely affect reserves.

We may be unable to acquire additional royalty interests.

      Our future success depends upon our ability to acquire royalty interests to replace depleting reserves and to diversify our royalty portfolio. We anticipate that most of our revenues will be derived from royalty interests that we acquire, rather than through exploration and development of properties. In addition, we face competition in the acquisition of royalty interests. If we are unable to successfully acquire additional royalties, the reserves on properties currently covered by our royalties will decline as reserves are mined.

Anticipated federal legislation could decrease our royalty revenues.

      In recent years, the U.S. Congress has considered a number of proposed major revisions of the General Mining Law, which governs the creation and possession of mining claims and related activities on federal public lands in the United States. It is possible that another bill may be introduced in the Congress and it is possible that a new law could be enacted. If and when a new mining law is enacted, it might impose a royalty upon production of minerals from federal lands and might contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent new legislation may affect existing mining claims or operations, but it could raise the cost of mining operations, perhaps materially affecting operators and our royalty revenue. The effect of any revision of the General Mining Law on royalty interests in the United States cannot be determined conclusively until such revision, if any, is enacted. If a royalty, assessment, production tax or other levy imposed on and measured by production is charged to the operator at the Pipeline Mining Complex, the amount of that charge would be deducted from gross proceeds for calculation of our two sliding scale GSR royalties. The majority of our interests are on public lands.

The mining industry is subject to significant environmental risks.

      Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Laws and regulations in the United States and abroad intended to ensure the protection of the environment are constantly changing and are generally becoming more restrictive and costly. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the companies within the mining industry, such as the operators of the mines in which we hold a royalty interest, at a reasonable price. If an operator is forced to incur significant costs to comply with environmental regulations or becomes subject to environmental restrictions that limit its ability to continue or expand operations, it could reduce our royalty revenues. To the extent that we become subject to environmental liabilities for the time period during which we were operating properties, the satisfaction of any liabilities would reduce funds otherwise available to us and could have a material adverse effect on our financial condition and results of operations.

      We have recently settled a claim by the U.S. Environmental Protection Agency against Royal Gold, along with 92 other potentially responsible parties, known as PRPs. The EPA’s allegation was based on the disposal of allegedly hazardous petroleum exploration wastes at the Casmalia Resources Hazardous Waste Site by our predecessor, Royal Resources, Inc., during 1983 and 1984. Although we do not currently expect to incur additional costs in connection with this claim, the State of California has notified us and the other parties who participated in the settlement that it will seek to recover response costs. We do not know and cannot predict the amount of the estimated costs the State would seek to recover but, if we are compelled to pay a large sum, it could materially adversely affect our operations. If the State agrees to a volumetric allocation among the parties, our portion of the liability would be 0.438% of any settlement amount.

If title to properties are not properly maintained by the operators, our royalty revenues may be decreased.

      The validity of unpatented mining claims, which constitute a significant portion of the properties on which we hold royalties in the United States, is often uncertain, and such validity is always subject to contest. Unpatented mining claims are generally considered subject to greater title risk than patented mining claims, or real property interests that are owned in fee simple.

Foreign operations are subject to many risks.

      Our foreign activities are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, foreign environmental laws and enforcement, expropriation or nationalization of property, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risks that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation, without fair compensation. Exploration licenses granted by some foreign countries, like Bulgaria, do not include the right to mine. Each country has discretion in determining whether to grant a license to mine. If an operator cannot secure a mining license following exploration of a property, the value of our royalty interest would be negatively affected. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation. We currently have interests in projects in Bulgaria, Argentina, and Russia. We also pursue precious metal royalty acquisitions or development opportunities in other parts of the world, including Canada, Australia, other Republics of the former Soviet Union, Asia, Africa and South America.

      We are subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

      Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of our Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and our Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years.

      The Company is subject to risks relating to an uncertain or unpredictable political and economic environment in Argentina. In the short term, significant macroeconomic instability in the region is expected to negatively impact the business environment and may lead to longer term negative changes in the national approaches taken to ownership by foreign companies of natural resources. Argentina has experienced political instability, currency value fluctuations and changes in banking regulations in recent years. Any continued or new instability, fluctuations or regulation changes could adversely affect our Argentine revenues.

Our stock price may continue to be volatile and could decline.

      The market price of our common stock has fluctuated and may decline in the future. The high and low closing sale prices of our common stock were $15.48 and $4.00 in fiscal year 2002, and $28.42 and $10.04 in fiscal year 2003. The high and low closing sale prices for the period from July 1, 2003 to June 30, 2004, were $24.64 and $11.34. The market price of our common stock has fluctuated widely and has been affected by many factors that are beyond our control, including:

•	market prices of gold;

•	interest rates;

•	expectations regarding inflation;

•	ability of operators to produce precious metals and develop new reserves;

•	currency values;

•	general stock market conditions; and

•	global and regional political and economic conditions, and many other factors.

We may change our dividend policy.

      We have declared a cash dividend on our common stock for each fiscal year beginning in fiscal 2000. Our board of directors has discretion in determining whether to declare a dividend based on a number of factors, including prevailing gold prices, economic market conditions and funding requirements for future opportunities or operations. If our board of directors declines to declare dividends in the future, or reduces the current dividend level, our stock price could fall, and the success of an investment in our common stock would depend solely upon any future stock price appreciation in value.

Certain anti-takeover provisions could delay or prevent a third party from acquiring us.

      Provisions in our Certificate of Incorporation may make it more difficult for third parties to acquire control of Royal Gold or to remove management. Some of these provisions:

•	Permit the board of directors to issue preferred stock that has rights senior to the common stock without shareholder approval;

•	Provide for three classes of directors serving staggered, three-year terms.

      We are also subject to the business combination provisions of Delaware law that could delay, deter or prevent a change in control. In addition, we have adopted a Stockholder’s Rights Plan that imposes significant penalties upon a person or group that acquires 15% or more of our outstanding common stock without the approval of the board of directors. Any of these measures could prevent a third party from pursuing an acquisition of our company, even if shareholders believe the acquisition is in their best interests.

USE OF PROCEEDS

      We will be offering and issuing our common stock from time to time in connection with royalty acquisitions or acquisition of other businesses, assets, properties or securities. We will not receive any cash proceeds from these offerings.

DISTRIBUTION OF SECURITIES

      The 15,000,000 shares of our common stock covered by this prospectus are available for use in connection with acquisitions by us of other businesses, assets or securities. The consideration offered by us in such acquisitions, in addition to any shares of common stock offered by this prospectus, may include cash, certain assets and/or assumption by us of liabilities of the businesses, assets or securities being acquired. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or controlling persons of the businesses, assets or securities to be acquired after taking into account the current and anticipated future value of such businesses, assets or securities, along with all other relevant factors. The shares of common stock issued to the owners of the businesses, assets or securities to be acquired normally are valued at a price reasonably related to the market value of such common stock either at the time an agreement is reached regarding the terms of the acquisition or upon delivery of the shares.

      We may also permit individuals or entities who have received or will receive shares of our common stock in connection with the acquisitions described above, or their transferees or successors-in-interest, to use this prospectus to cover their resale of such shares. See “Selling Stockholders,” as it may be amended or supplemented from time to time, for a list of those individuals or entities who are authorized to use this prospectus to sell their shares of our common stock.

SELLING STOCKHOLDERS

      The selling stockholders listed in any supplement to this prospectus, and any transferees or successors-in-interest to those persons, may from time to time offer and sell, pursuant to this prospectus, some or all of the shares covered by this prospectus.

      Resales by selling stockholders may be made directly to investors or through a securities firm acting as an underwriter, broker or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the selling stockholder’s agent in the sale of the shares by such selling stockholder, or the securities firm may purchase shares from the selling stockholders as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commission or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of shares may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on The Nasdaq National Market, in the over-the-counter market, by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commission earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.

      In connection with resales of the shares sold hereunder, a prospectus supplement, if required, will be filed under Rule 424(b) under the Securities Act, disclosing the name of the selling stockholder, the participating securities firm, if any, the number of shares involved, any material relationship the selling stockholder may have with us or our affiliates, and other details of such resale to the extent appropriate. Information concerning the selling stockholders will be obtained from the selling stockholders.

      Stockholders may also offer shares of stock issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales which meet the requirements of Rule 145(d) under that Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

LEGAL MATTERS

      The validity of the common stock to be offered hereby will be passed upon for us by Hogan & Hartson L.L.P., Denver, Colorado.

EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of High Desert Mineral Resources Inc. incorporated in this Prospectus by reference to the Report on Form 8-K/A filed February 6, 2003 have been so incorporated in reliance on the report of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC under the Securities Act a registration statement on Form S-4. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. We strongly encourage you to read carefully the registration statement and the exhibits to the registration statement.

      Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other document we file at the following SEC public reference rooms:

Judiciary Plaza

450 Fifth Street, N.W.
Rm. 1024
Washington, D.C. 20549

      You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the Nasdaq National Market at 1735 K Street, NW, Washington, DC 20006.